140 Scott Drive
Menlo Park, California 94025
Tel: +1.650.328.4600 Fax: +1.650.463.2600
www.lw.com

FIRM / AFFILIATE OFFICES
	Beijing	Moscow
	Boston	Munich
	Brussels	New York
	Century City	Orange County
	Chicago	Paris
November 1, 2021	Dubai	Riyadh
	Düsseldorf	San Diego
	Frankfurt	San Francisco
	Hamburg	Seoul
	Hong Kong	Shanghai
	Houston	Silicon Valley
VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Technology 100 F Street, N.E. Washington, D.C. 20549	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.
Milan

Attention:	Lisa Etheredge
Robert Littlepage
Alexandra Barone
Jeffrey Kauten

Re:	Expensify, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 18, 2021
File No. 333-260297
Ladies and Gentlemen:
On behalf of our client, Expensify, Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to the Registration Statement (the “Registration Statement”) on Form S-1 (“Amendment No. 2”). The Company previously filed the Registration Statement on October 14, 2021, as amended by Amendment No. 1 to the Submission submitted on October 18, 2021 (“Amendment No. 1”). Amendment No. 2 to the Registration Statement has been revised to reflect the Company’s responses to the comment letter to Amendment No. 1 received on October 28, 2021 from the staff of the Commission (the “Staff”).
For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

November 1, 2021 Page 2
Amendment No.1 to Form S-1
Capitalization, page 73
1.We note your response to prior comment three as well as your corresponding revisions made throughout the filing.  Please tell us how you considered the need to include an adjustment for cash bonuses to be paid with proceeds from this offering as part of your capitalization calculation as of June 30, 2021 on a pro forma, as adjusted basis.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 18 and 70 of Amendment No. 2.
Description of Capital Stock
The Voting Trust, page 178
2.We note that section 17 of the voting trust agreement contains an arbitration provision. Please expand your disclosure to confirm that this provision does not impact a shareholder’s rights to pursue claims under the United States federal securities laws.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 181 of Amendment No. 2.
* * *

November 1, 2021 Page 3
We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3060 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Best regards,

/s/ Tad J. Freese

Tad J. Freese
of LATHAM & WATKINS LLP

cc:	(via email)
Ryan Schaffer, Chief Financial Officer, Expensify, Inc.
Alexa M. Berlin, Latham & Watkins LLP
Benjamin A. Potter, Latham & Watkins LLP
Christopher Shoff, Latham & Watkins LLP
Dave Peinsipp, Cooley LLP
Kristin VanderPas, Cooley LLP
Denny Won, Cooley LLP